Notice of Exempt Solicitation

NAME OF REGISTRANT: ARCH CAPITAL GROUP LTD.

NAME OF PERSON RELYING ON EXEMPTION: FRIENDS FIDUCIARY CORPORATION

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

Friends Fiduciary Corporation does not beneficially own more than $5 million in Arch Capital Group Ltd.’s stock. This notice of exempt solicitation is therefore being provided on a voluntary basis.

Dear Fellow Arch Capital Group Shareholder,

Friends Fiduciary writes to urge you to vote FOR Item 5, “Shareholder Proposal Requesting That the Company Report to Shareholders on the Effectiveness of its Diversity, Equity and Inclusion Efforts” (the “Proposal”), at Arch Capital Group Ltd.’s (“Arch Capital’s” or the “Company’s”) annual general meeting on May 7, 2025.

RESOLVED, Shareholders request that Arch Capital Group Ltd. (“Arch Capital”) report to shareholders on the effectiveness of the Company’s diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics, for hiring, retention, and promotion of employees, including by gender, race, and ethnicity.

SUMMARY OF RATIONALE:

•	As shown by multiple research studies, workforce and management diversity feed financial outperformance;
•	The insurance industry relies on successful recruitment and retention of top talent;
•	Investors need quantitative data to understand the effectiveness of company talent acquisition efforts;
•	Arch Capital lags peers in disclosing workforce demographic data.

As Shown by Multiple Research Studies, Workforce and Management Diversity Feed Financial Outperformance

Studies have shown a robust link between workforce and management diversity and corporate financial performance, with research indicating companies with diverse teams have better management, stronger long-term growth prospects, and improved share value. In its fourth report investigating the business case for diversity, McKinsey found that companies with both gender and racial diversity in executive teams have an increased likelihood of above-average profitability. “Companies in the top quartile for board-gender diversity are 27 percent more likely to outperform financially than those in the bottom quartile. Similarly, companies in the top quartile for ethnically diverse boards are 13 percent more likely to outperform than those in the bottom quartile.”

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Arch Capital Group Ltd.’s proxy statement.

Diversity on executive teams has also been tied to outperformance, with a “39 percent increased likelihood of outperformance for those in the top quartile of ethnic representation versus the bottom quartile,” the same likelihood of outperformance found for those in the top quartile of gender representation.1 Research from the World Economic Forum also shows that companies “with above-average diversity scores drive 45% average revenue from innovation, while companies with below-average diversity scores drive only 26%.”2

Other widely respected sources have recognized the importance of diversity and inclusion in company financial performance, including the Business Roundtable,3 American Banker,4 and Bloomberg.5

The Insurance Industry Relies on Successful Recruitment and Retention of Top Talent

As part of the insurance industry, Arch Capital and its peers rely heavily on successful recruitment of top talent. Arch Capital notes that the success of its business “depends on attracting and retaining a capable and talented workforce,” highlighting the need to compete successfully for talented executives and employees.6 Recent reporting has revealed a talent shortage within the insurance industry; reasons identified include not only a larger share of this workforce nearing retirement than being recruited,7 but also affinity bias within the insurance industry, which has “leaned towards recruiting individuals who mirror the existing workforce.”8 To address this issue and create a resilient workforce, there is an industry recognition of the need to attract, hire and retain young talent.9

Studies continue to show that a majority of workers support diversity and inclusion, with young talent particularly seeking employment opportunities at “companies with clear value systems and corresponding behaviors around inclusion, transparency, fairness and sustainable business practices”10 Young generations are also increasingly more diverse than their predecessors, a trend that is expected to continue.11 Attracting young talent requires a talent acquisition process that reaches all available talent and previously underutilized talent pools.

Investors Need Quantitative Data to Understand the Effectiveness of Company Talent Acquisition Efforts

Arch Capital notes a commitment to have a workforce that better reflects the communities in which it operates, looking for the best talent by “developing recruiting strategies that expand our access into previously untapped talent markets, while adopting processes that promote objectivity and equity.”12 While we appreciate Arch Capital’s commitment to acquiring the best talent, without robust quantitative workforce diversity data, it is difficult for investors to evaluate the effectiveness of Arch Capital’s talent acquisition efforts.

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1 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

2 https://online.uncp.edu/degrees/business/mba/general/diversity-and-inclusion-good-for-business/

3 https://www.businessroundtable.org/business-roundtable-launches-initiative-to-place-greater-emphasis-on-skills-in-hiring-and-advancement-improve-equity-and-diversity-in-employment

4 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

6 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000947484/000094748425000017/acgl-20241231.htm#i8f00ce33b17040b5b34e6d7060c3031e_16

7 https://www.insurancebusinessmag.com/us/news/breaking-news/us-insurance-sector-to-lose-around-400000-workers-by-2026-466593.aspx

8 https://www.insurancebusinessmag.com/ca/news/breaking-news/the-role-of-deandi-in-filling-the-insurance-talent-gap-465345.aspx

9 https://www.insurancejournal.com/magazines/mag-features/2025/03/24/816425.htm

10 https://www.conference-board.org/press/dei-backlash; https://www.cnbc.com/2021/04/30/diversity-equity-and-inclusion-are-important-to-workers-survey-shows.html

11 https://builtin.com/diversity-inclusion/diversity-in-the-workplace-statistics

12 https://www.archgroup.com/careers/diversity-inclusion/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Arch Capital Group Ltd.’s proxy statement.

EEO-1 reporting is required workforce diversity data provided to the U.S. Equal Employment Opportunity Commission (EEOC) and provides a granular breakdown of a company’s workforce by gender, race/ethnic identity, and level of occupation. While EEO-1 reports serve as a snapshot of the current workforce, further reporting of hiring, turnover and promotion data provide investors with the information necessary to evaluate the effectiveness of company talent acquisition and human capital management year over year. This data provides insight into the effectiveness of acquiring top talent, continued retention of talent hired and the ability of talent to rise through the ranks, providing useful information in evaluating the effectiveness of on-the-job training, learning, mentorship programs, and employee satisfaction.

Arch Capital itself notes in its 10-K the importance of this data to its business strategy, stating: “Our ability to execute our business strategy successfully, continue to grow and innovate and offer our employees a dynamic and supportive workplace depends on the recruitment, retention and promotion of talented, agile, and resilient employees at all levels of our organization.”

Arch Capital Lags Peers in Disclosing Workforce Demographic Data

Arch Capital previously provided some disclosures around its workforce racial/ethnic and gender demographic data in its Sustainability Report,13 but the company’s most recent reporting no longer provides racial/ethnic diversity information.14 Current disclosures not only lack the information disclosed previously by Arch Capital, but also lack the granularity provided in corporate EEO-1 reports. EEO-1 reports provide decision-useful data in a reliable, standardized and comparable way, enabling shareholders to more accurately assess company business models, growth strategies and corporate culture. As of 2023, 73.8% of S&P 500 companies have disclosed EEO-1 reports, a notable rise from 5.4% of constituents disclosing in 2020. This disclosure trend carried down market-cap to a broader set of companies; as of 2023 43.6% of Russell 1000 companies disclose EEO-1 reports.15 Over 53% of Arch Capital’s 15 proxy-listed peers have also disclosed this information.16 Additionally, several Arch Capital peers go beyond EEO-1 data, to share with investors the success of their talent management and talent retention strategies. Over 46% of these peers are reporting voluntary turnover, 20% are reporting turnover by gender, and 26% are reporting overall new hires. New hires by gender and promotions by gender are reported by 13% of listed competitors as well.17

Preparation of the additional information requested by the proposal does not lack economic merit, nor would it be an inefficient use of company resources. Companies already compile and report EEO-1 data to the EEOC, and several Arch Capital peers already disclose this data publicly. Just as companies are expected to publicly provide revenue data, rather than simply explaining their marketing strategies, quantitative data on workforce diversity provides investors with greater information to evaluate performance, as compared to qualitative descriptions of talent acquisition and human capital management programs.

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13 https://web.archive.org/web/20240612180821/https://www.archgroup.com/wp-content/uploads/Arch-Sustainability-Report-2023.pdf p.37

14 https://www.archgroup.com/wp-content/uploads/Arch-Sustainability-Report-2024.pdf p.43

15 https://19984548.fs1.hubspotusercontent-na1.net/hubfs/19984548/The%20State%20of%20EEO-1%20Reporting%20%7C%20DiversIQ.pdf

16 Arthur J. Gallagher & Co. 2023 EEO-1 Report; Assurant 2023 EEO-1 Report; Chubb 2023 EEO-1 Report; Everest Group 2023 EEO-1 Report; The Hartford Insurance Group 2023 EEO-1 Report; Old Republic Internation 2023 EEO-1 Report; Travelers 2022 EEO-1 Report; Willis Towers Watson 2023 EEO-1 Report

17 Assurant 2024 Sustainability Report p.71-72; Axis Bloomberg Gender Equality Index FY2022; Chubb 2024 Sustainability Report p.14; Cincinnati Financial 2024 10-K p.12; Everest Group 2023 CSR p.63; Willis Towers Watson 2024 10-K p.8-9; American Financial Group 2023 CSR Report p.20; Hartford Insurance Group 2023 ESG Supplement p.2; Travelers 2023 ESG Analyst Data p.2

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Arch Capital Group Ltd.’s proxy statement.

As long-term investors, we believe that diversity and inclusion at the management and workforce levels support company performance. Quantitative EEO-1 data, and greater disclosure of hiring, retention and promotion data, would bring Arch Capital in line with its peers and provide shareholders with information needed to evaluate the effectiveness of Arch Capital’s talent acquisition and retention, both of which are fundamental to insurance company success.

We urge you to vote FOR the Proposal.

Sincerely,

Ethan Birchard

Executive Director

Friends Fiduciary Corporation

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Arch Capital Group Ltd.’s proxy statement.